Exhibit 12

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	2005	2004	2003	2002	2001
EARNINGS:
Net income (loss)	$2,324	$1,861	$1,198	($344)	($201)
Add: Provision (benefit) for income taxes	664	560	52	(2)	(225)
Amortization of capitalized interest	9	10	12	15	16
Fixed charges from below	37	43	64	83	94

Total earnings (loss)	$3,034	$2,474	$1,326	($248)	($316)

FIXED CHARGES:
Total interest on loans (expensed)	$9	$21	$39	$57	$61
Interest attributable to rental and lease expense	28	22	25	26	33

Fixed charges deducted from earnings	37	43	64	83	94
Capitalized interest	5	3	2	3	13

Total fixed charges	$42	$46	$66	$86	$107

Ratio of earnings to fixed charges	72.2	53.8	20.1	*	*

*	The ratio is not meaningful. The coverage deficiency was $334 million in year 2002 and $423 million in year 2001.